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                                                                      EXHIBIT 99


          October 4, 1999                               Tammy Hubacek
                               MET-COIL REPORTS:
                    PROFITABLE FIRST QUARTER FOR FISCAL 2000

     CEDAR RAPIDS, IA - Met-Coil Systems Corporation (METS) announces a profitable first quarter. Met-Coil achieved increases in revenues, operating income, net income, and backlog for the three months ended August 31, 1999, compared to the quarter ended August 31,1998. Met-Coil's President and Chief Operating Officer, James D. Heitt, stated, "We are extremely pleased with the income for the first quarter. The Company has demonstrated improvements in operating strength for each quarter during the past two years."

FIRST QUARTER RESULTS

     Revenues for the first quarter of fiscal 2000 were $12.8 million compared to $10.4 million in the first quarter of fiscal 1999. Gross margin for the quarter was 28.9%, compared to 25.4% for the first quarter of last year. High gross margin was generated in the first quarter due to shipment of several custom-engineered orders.

     Income before taxes for the first quarter was $1.5 million compared to $602,000 for the first quarter of fiscal 1999. Net income for the first quarter was $970,000 after tax expense, or $.21 diluted earnings per share. Last year the Company reported first quarter net income of $867,000, or $.21 diluted earnings per share, which included tax credits of $265,000. Interest expense for the quarter fell 53% from $293,000 for the prior year period to $137,000 due to reduced levels of debt and lower interest rates under the Company's new credit facility. The Company's order backlog at August 31, 1999 was $18.8 million, compared to $18.1 million last year.

     In September 1999 the Company notified its preferred shareholders of its intent to redeem all outstanding preferred stock on November 17, 1999 at $13 per share. There were 262,840 shares of preferred stock outstanding as of August 31, 1999. Prior to November 17, 1999 holders of the preferred stock have the right to convert each share of preferred stock into three shares of Met-Coil's common stock by notifying the Company.

     The Shareholders Annual Meeting will be held at 10:00 a.m. Wednesday, October 6, 1999 at the Crowne Plaza Five Seasons Hotel in Cedar Rapids, Iowa to elect two directors and ratify the appointment of McGladrey & Pullen, LLP as the Company's independent auditors.

     Met-Coil is a supplier of advanced sheet metal forming equipment, fabricating equipment and glass processing technologies for the global market. The Company markets its machinery and metal fabrication systems primarily through a worldwide distributor network. Met-Coil is headquartered in Cedar Rapids, Iowa. Its operating units include Iowa Precision Industries, Inc., also in Cedar Rapids, and The Lockformer Company in Lisle, Illinois.



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